Exhibit 99.99

Fire & Flower Completes Acquisition of Friendly Stranger, Happy Dayz and Hotbox Retail Chains

Completion of the Acquisition Solidifies Fire & Flower’s National Leadership Position, Creating the Largest Footprint for a Canadian Cannabis Retailer

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

TORONTO, Dec. 2, 2020 /CNW/ - Fire & Flower Holdings Corp. (TSX: FAF) (OTCQX:

FFLWF) (“FFHC”) and its wholly-owned subsidiary Fire & Flower Inc. (collectively, “Fire & Flower” or the “Company”) is pleased to announce the closing of the previously announced acquisition of all of the issued and outstanding shares of Friendly Stranger Holdings Corp. (“FSHC”) by Fire & Flower (the “Acquisition”).

FFHC now owns and operates, directly or indirectly, a total of 69 stores under four distinct retail banners, including 21 licensed stores in Ontario and an additional 9 stores in Ontario admitted to the queue for licensing, giving the Company the largest footprint in both Ontario and Canada.

Closing of the Acquisition was completed following receipt of all required third-party and regulatory approvals (including the conditional approval of the Toronto Stock Exchange and the Alcohol and Gaming Commission of Ontario (the “AGCO”)).

As consideration for the Acquisition, the Company issued to the shareholders of Friendly Stranger an aggregate of 31,297,342 common shares of FFHC (the “Consideration Shares”), subject to certain holdbacks set out in the share purchase agreement between the Company, FSHC and certain security holders of FSHC.

“This deal rapidly expands our network in Canada’s largest market and provides us with increased scale that will help us achieve our goal of positive operating EBITDA,” said Trevor Fencott, Chief Executive Officer of Fire & Flower. “It brings the iconic Friendly Stranger, Happy Dayz and Hotbox banners into the Fire & Flower portfolio and provides us with additional tools for growth.”

“There is remarkable depth to this combined company,” shared James Jesty, President of Friendly Stranger. “This is an unparalleled opportunity to connect our legacy consumer base with the strength of a national player under Fire & Flower’s technology-enhanced retail model.”

FSHC holds, directly or indirectly, licences to operate 13 cannabis retail stores currently operating in the province of Ontario under the “Friendly Stranger”, “Hotbox” and “Happy Dayz” brands, including four in the key urban market of Toronto. The stores will continue to operate under the Friendly Stranger, HotBox and Happy Dayz brands.

Pursuant to the terms of the Acquisition, an aggregate of 4,854,369 Consideration Shares are being held in escrow and will, subject to certain conditions, be released to the former shareholders of Friendly Stranger.

Advisors

Stifel GMP is acting as financial advisor to Fire & Flower and Dentons Canada LLP is acting as its legal advisor. Broderick Capital is acting as financial advisor to Friendly Stranger and Chitiz Pathak LLP is acting as legal advisor.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform and SparkTM program connect cannabis consumers with the latest cannabis products and deliver cutting edge insights into evolving consumer behaviours. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc., the Company has set its sights on the global expansion as new cannabis markets emerge.

More information on Fire & Flower can be found at www.fireandflower.com.

About Friendly Stranger

A long-standing retail champion of cannabis culture and iconic brand, Friendly Stranger Holdings Corp. is dedicated to ongoing long-term contribution within the Canadian cannabis market through the launch of numerous retail locations across the country. With strategic investments, such as acquiring the other iconic cannabis culture brands Happy Dayz and Hotbox, FSHC has built a portfolio of brands that resonate with cannabis consumers.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward-looking statements in this news release include, but are not limited to, statements in respect of the issuance of licences to stores in the AGCO’s queue.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements, including with respect to the closing of the Transaction on the terms described herein or at all. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 29, 2020 and the heading “Risks and Uncertainties” in the management discussion and analysis for the thirteen and twenty-six weeks ended August 1, 2020 filed on its issuer profile on SEDAR at www.sedar.com.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

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For further information: Investor Relations: investorrelations@fireandflower.com, 1-833-680-4948; Media Relations: media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06: 00e 02-DEC-20